

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 3, 2015

<u>By Overnight Delivery</u>

Ms. Paula Winner Barnett
Corporate Counsel and Secretary
Superior Industries International, Inc.
24800 Denso Drive, Suite 225
Southfield, MI 48033

Re: <u>Notice of Intent to Nominate Directors at Superior Industries International, Inc.'s 2015 Annual Meeting of Shareholders</u>

Dear Ms. Barnett:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Superior Industries International, Inc. (the "Company") that it intends to nominate Mr. Walter M. Schenker, Mr. Philip T. Blazek and Mr. Glenn J. Angiolillo as nominees for election as directors to the Board of Directors of Superior Industries International, Inc. at the Company's 2015 Annual Meeting of Shareholders ("Annual Meeting").

In accordance with the Company's Bylaws we provide the following information concerning Mr. Walter M. Schenker.

1. The nominee's name, age, principal occupation and employer.

    Walter M. Schenker, 68. Sole Principal, MAZ Capital Advisors, LLC.

    Business address for MAZ Capital Advisors, LLC is 1130 Route 46, Suite 22, Parsippany, NJ, 07054.

2. The nominee's address and telephone number.

    105 Windsor Drive, Pine Brook, NJ, 07058. (973) 641-5643

3. A biographical profile of the nominees, including educational background and business and professional experience.

    Mr. Schenker has worked in the investment business for over 40 years. He worked for a number of leading brokerage/investment banks as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, he



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

founded MAZ Capital Advisors where he is self-employed. Since the mid-1970's Mr. Schenker has followed the automotive parts industry, and in the 1970's and 1980's published significant research on the industry and was quoted in major publications. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues. Mr. Schenker has served as a director of Sevcon, Inc. (NasdaqCM: SEV) since December 2013, where he also serves as Chairman of its board's compensation committee. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

GAMCO believes Mr. Schenker's qualifications to serve on the Board of Directors include his experience with many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions and investor relations. GAMCO strongly supports the nomination of Mr. Schenker for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

> *As of the date hereof, Mr. Schenker directly owns 110 shares of the Company's Common Stock in his personal IRA account.*

Transactions In Securities of the Company During the Past Two Years
(Purchase/Sale) (Date of Purchase/Sale) (Shares of Common Stock Purchased/Sold)

Purchase 04/01/13 10,000
Sale 08/06/13 4,000
Sale 09/12/13 4,000
Sale 09/13/13 500
Sale 10/30/13 400
Sale 11/03/14 990

As of the date hereof, there are no derivative positions held or beneficially held by Mr. Schekner.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Schenker with respect to any securities of the Company.

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Schenker with respect to any securities of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs" (Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.*

> *Mr. Schenker's written consent letter is enclosed (Exhibit B).*

In accordance with the Company's Bylaws we provide the following information concerning Mr. Philip T. Blazek

8. The nominee's name, age, principal occupation and employer.

> *Philip T. Blazek, 47. President, Special Diversified Opportunities Inc.*

> *Business address for Special Diversified Opportunities Inc. is 500 Crescent Court, Suite 230, Dallas, TX, 75201.*

9. The nominee's address and telephone number.

> *10019 Rock Hill Lane, Dallas, TX, 75229. (469) 248-3743*

10. A biographical profile of the nominee, including educational background and business and professional experience.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Philip Blazek, 47, has been a principal executive, investor and investment banking advisor to companies in a range of both mature and emerging growth industries. He has extensive experience working with management teams regarding corporate strategy, allocation of capital, financial and strategic transactions, and business model improvements. Since 2013, Mr. Blazek serves as President of Special Diversified Opportunities Inc. (OTC Markets: SDOI), leading the company through the sale of its operating assets and strategic alternatives to deploy the proceeds. In 2012, he was Managing Director at Korenvaes Management, a debt and equity investment fund. From 2008 through 2011, Mr. Blazek was President and Chief Investment Officer of Blazek Crow Holdings Capital, an equity small cap value investment fund he founded with the Crow Holdings Family Office. From 2005 to 2008, he was a Partner at Greenway Capital, investing and providing new capital to small cap companies. His investment banking advisory tenure included Dresdner Kleinwort Wasserstein (formerly Wasserstein Perella) from 1996 to 2004 and the Investment Banking Division of Goldman Sachs from 1991 to 1994. He formerly served on the Board of Directors of State Wide Aluminum, an Elkhart, IN supplier to the auto industry. Mr. Blazek received an Economics degree at Harvard University in 1990 and MBA degree Harvard Business School in 1996.

GAMCO believes that Mr. Blazek's qualifications to serve on the Board of Directors include his vast financial, strategic and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Blazek brings extensive investment experience and strongly supports the nomination of Mr. Blazek for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Blazek's biographical sketch is enclosed (Exhibit C).

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Blazek and the Company, directly or indirectly, and that Mr. Blazek would qualify under NYSE rules as an independent director.

12. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

At present, Mr. Blazek does not hold any shares of stock of the Company.

As of the date hereof, there are no derivative positions held or beneficially held by Mr. Blazek.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Blazek with respect to any securities of the Company.

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Blazek with respect to any securities of the Company.

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Blazek's written consent letter is enclosed (Exhibit D).*

In accordance with the Company's Bylaws we provide the following information concerning Mr. Glenn J. Angiolillo

15. The nominee's name, age, principal occupation and employer.

> *Glenn J. Angiolillo, 61. President, GJA Management Corporation.*

> *Business address for GJA Management Corporation is 2 Benedict Place, Greenwich, CT, 06830.*

16. The nominee's address and telephone number.

> *84 Middle Ridge Road, New Canaan, CT, 06840. (203) 912-5646*

17. A biographical profile of the nominee, including educational background and business and professional experience.

> *Glenn J. Angiolillo has served as President of GJA Management Corporation, a consulting and advisory firm specializing in wealth management since 1998. Previously, Mr. Angiolillo was a partner and member of the Management Committee in the law firm of Cummings & Lockwood, where he concentrated in the areas of corporate law, mergers and acquisitions, and banking and finance. Mr. Angiolillo has served on the boards of Gaylord Entertainment Company (now known as Ryman Hospitality Properties, Inc.)*


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

(May 2009 - May 2013), Trans-Lux Corporation (December 2009 - November 2011), LICT Corporation (May 2006 – June 2013), and NYMagic, Inc. (May 2002 - November 2010). Mr. Angiolillo has served as a director of Sevcon, Inc. (NasdaqCM: SEV) since December 2013, where he also serves as a member of its board's audit committee. Mr. Angiolillo graduated from the University of Pennsylvania, with a Bachelor of Science degree, and received a Masters in Business Administration from the Wharton School of Business.

GAMCO believes that Mr. Angiolillo's qualifications to serve on the Board of Directors include his experience with commercial and corporate law as well as his extensive record of service on the boards of several public companies. GAMCO believes Mr. Angiolillo brings extensive corporate governance and investment experience and GAMCO strongly supports the nomination of Mr. Angiolillo for election to the Board of Directors of the Company at its 2015 Annual Meeting of Shareholders.

A copy of Mr. Angiolillo's biographical sketch is enclosed (Exhibit E).

18. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

   We are advised that no business relationship exists between Mr. Angiolillo and the Company, directly or indirectly, and that Mr. Angiolillo would qualify under NYSE rules as an independent director.

19. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

   At present, Mr. Angiolillo does not hold any shares of stock of the Company.

   As of the date hereof, there are no derivative positions held or beneficially held by Mr. Angiolillo.

   As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Angiolillo with respect to any securities of the Company.

   As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Angiolillo with respect to any securities of the Company.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

20. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

21. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

   Mr. Angiolillo's written consent letter is enclosed (Exhibit F).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of February 3, 2015, GAMCO was the record and/or beneficial owner of 2,109,701 shares of the Company's Common Stock, representing 7.92% of the outstanding shares of the Common Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated January 26, 2015, is enclosed (Exhibit G).

   As of the date hereof, there are no derivative positions held or beneficially held by GAMCO.

   As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of GAMCO with respect to any securities of the Company.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of GAMCO with respect to any securities of the Company.

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. Schenker and Mr. Blazek and Mr. Angiolillo or others pursuant to which Mr. Schenker and Mr. Blazek and Mr. Angiolillo are being nominated by GAMCO.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 38.68% of the common stock of Sevcon, Inc., for which Mr. Schenker and Mr. Angiolillo serve as directors.

   Certain affiliates of GAMCO are beneficial owners of 1.02% of the common stock of Special Diversified Opportunities Inc., for which Mr. Blazek serves as President.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding shares reasonably believed by GAMCO to be necessary to elect the nominees referenced herein.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Superior Industries International, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record of stock of the Company entitled to vote at the Company's 2015 Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Schenker and Mr. Blazek and Mr. Angiolillo to serve as directors of the Company



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
     General Counsel

DG/gm

Enclosures

cc: Ms. Paula Winner Barnett
    Corporate Counsel and Secretary
    Superior Industries International, Inc.
    7800 Woodley Avenue
    Van Nuys, CA 91406

Exhibit A – Mr. Schenker's Biographical Sketch (Document Provided to Issuer)

Exhibit B

January 30, 2015

Ms. Paula Winner Barnett
Corporate Counsel and Secretary
Superior Industries International, Inc.
24800 Denso Drive, Suite 225
Southfield, MI 48033

Re: Director Nomination

Dear Ms. Barnett:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a director if elected.

I acknowledge that as a director of Superior I will owe a fiduciary duty under California law with respect to Superior and its shareholders.

Sincerely,



Walter M. Schenker

Exhibit C – Mr. Blazek's Biographical Sketch (Document Provided to Issuer)

Exhibit D

January 30, 2015

Ms. Paula Winner Barnett
Corporate Counsel and Secretary
Superior Industries International, Inc.
24800 Denso Drive, Suite 225
Southfield, MI 48033

Re: Director Nomination

Dear Ms. Barnett:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a director if elected.

I acknowledge that as a director of Superior I will owe a fiduciary duty under California law with respect to Superior and its shareholders.

Sincerely,



Philip T. Blazek

Exhibit E – Mr. Angiolillo's Biographical Sketch (Document Provided to Issuer)

Exhibit F

January 30, 2015

Ms. Paula Winner Barnett
Corporate Counsel and Secretary
Superior Industries International, Inc.
24800 Denso Drive, Suite 225
Southfield, MI 48033

Re: Director Nomination

Dear Ms. Barnett:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Superior Industries International, Inc. ("Superior"). I hereby consent to being named as a nominee in Superior's proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a director if elected.

I acknowledge that as a director of Superior I will owe a fiduciary duty under California law with respect to Superior and its shareholders.

Sincerely,



Glenn J. Angiolillo

Exhibit G – Amendment Number 21 to Schedule 13D, Filed on January 26, 2015 (Complete Filing Available on EDGAR)